RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: **RMX**   MAY 14, 2003
OTCBB – SYMBOL: **RUBIF**   PR03-11

RUBICON REPORTS ADDITIONAL HIGH GRADE GOLD FROM McFINLEY, RED LAKE, ONTARIO
-MAC-1 target showing continuity of gold mineralization -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX Venture)** is pleased to announce final results from Phase I drilling carried out at its flagship, **100% controlled** McFinley gold project located in the heart of the prolific Red Lake gold camp, Ontario, Canada. New follow-up drilling on MAC-1 confirms that **gold mineralization displays continuity both with depth and between sections** and includes intersections of potential economic significance over minimum mining widths.

The program was designed to test several unexplored parts of the property, believed to have high potential for Red Lake-type gold deposits. Previously, Rubicon reported drill results from a total of 28 drill holes (see news release dated April 3, 2003). This news release includes results from an additional 16 drill holes for a program total of 31,400 feet (9,571 metres). Target areas referred to in this release are shown in the attached map (Exhibit A). Highlights of the results include:

- Drilling in the MAC-1 target area has confirmed the presence of widespread gold mineralization, including wide-spaced gold intercepts over a 1200 foot (365 metre) strike length. Gold intercepts in the MAC-1 zone are illustrated in cross section and long section, respectively, in the attached Exhibits B and C. Follow-up drilling in the MAC-1 area is expected to commence mid June, 2003.

- The MAC-1 target is open for follow-up along strike and has only been tested to shallow depths of 430 feet (130 metres) below surface. Producing mines in the camp contain economic gold mineralization from surface to over 6000 feet (1,830 metres) below surface.

- Several high-grade gold intercepts occur in the MAC-1 holes outside of the 'window' portrayed in Exhibits B and C, including **1.34 oz/ton gold over 3.28 feet, 0.71 oz/ton over 1.48 feet and 0.51 oz/ton over 1.64 feet** in hole MF-03-16. These suggest the potential for multiple mineralized structures within this target area.

- Significant gold has been discovered in two additional target areas (MAC-4 and MAC-5). In the MAC-4 area, several encouraging gold intercepts, including up to **0.50 oz/ton gold over 1.80 feet in** hole MF-03-37 has been returned from a previously unexplored area of the property, north of McFinley Island (Exhibit A). Drill holes in this area include well developed, banded iron-carbonate veins up to 6 feet thick interpreted to resemble similar veins developed in the producing Campbell (Placer Dome) and Red Lake (Goldcorp) mines. In the MAC-5 area, significant gold, including 0.36 oz/ton gold over 2.62 feet, in hole MF-03-42 has been intersected within mineralized and altered basalts. Approximately 3000 feet of strike length in the MAC-5 target area is open for exploration.

- One additional drill hole completed in the MAC-3 area (MF-03-33) has returned widespread gold mineralization including 0.32 oz/ton gold over 1.64 feet approximately 450 feet southwest of MC-03-25 which included an intercept of **1.92 oz/ton gold over 2.2 feet** and numerous other elevated gold values (Table 1). The MAC-3 target area has returned significant gold over an appreciable area and warrants drill follow up in winter 2003-4.

- Drilling in a number of other target areas has returned elevated gold in permissive settings which require additional exploration (see Exhibit A and Table 1).

David Adamson states, "Although we acquired McFinley less than a year ago, we now know that gold mineralization on this large property is developed in a number of previously unexplored areas within a setting similar to that of the major mines in the camp. Significantly, we are already beginning to demonstrate continuity of gold bearing structures with considerable strike and depth potential. We will be carrying out follow up drilling commencing in June, 2003 on these and other targets and we look forward to building on these results. McFinley is the only 100% controlled advanced gold asset in the Red Lake gold camp outside of the producing Goldcorp and Placer Dome mines and offers investors unique leverage to exploration and discovery in one of the world's richest gold camps."

Rubicon Minerals Corporation is a well funded junior mineral exploration company which controls over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome's Campbell Mine and Goldcorp's Red lake Mine).

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO


EXHIBIT A
Rubicon - AngloGold Property
McFinley Gold Project
McCuaig JV Property
MacKenzie Mine
Cochenour Mine
Campbell Mine
(Placer Dome)
Red Lake Mine
(Goldcorp)
24 M oz Gold Trend
MAC-4
MAC-5
MAC-1
MAC-2
MAC-3
McFinley Island
McFinley Peninsula
Limit of former workings
(maximum 400 feet below surface)
LEGEND
Drill Hole
Previoulsy reported Drill Hole
Zone referred to in text
2000 0 2000 Feet
500 0 500 Meters
See www.rubiconminerals.com for geological summary map and geophysical map
RUBICON

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6



MAC-1 Section Looking Northeast

LAKE

MF-03-34   MF-03-36

MF-03-30
(abandoned)   MF-03-30A

0.19 oz/ton
0.98 feet

0.33 oz/ton
1.48 feet

0.17 oz/ton 0.27 oz/ton 0.27 oz/ton
1.64 feet   1.31 feet   1.31 feet

BIOTITE-ALTERED ZONE

0.38 oz/ton
1.64 feet

1.11 oz/ton
1.31 feet

1.93 oz/ton
0.98 feet

50m

100ft

RUBICON MINERALS CORPORATION
McFINLEY GOLD PROJECT
MAC-1 TARGET
May, 2003

200 feet to ultramafic contact
down hole



HOLE ID	LOCATION	DIP/AZ	Length (ft)	From (ft)	To (ft)	Width (ft)	Au (oz/ton)	From (m)	To (m)	Width (m)	Au (g/tonne)
MAC-1 TARGET											
*MF-03-16	12340N / 8716E	-45 / 58	1148	**66.93**	**68.08**	**1.15**	**0.61**	**20.40**	**20.75**	**0.35**	**20.90**
				68.08	69.06	0.98	0.10	20.75	21.05	0.30	3.36
				297.74	299.70	1.97	0.06	90.75	91.35	0.59	2.02
				299.70	**300.69**	**0.98**	**0.15**	**91.35**	**91.65**	**0.30**	**5.04**
				300.69	302.00	1.31	0.06	91.65	92.05	0.39	2.00
				304.30	**307.25**	**2.95**	**0.15**	**92.75**	**93.65**	**0.90**	**5.27**
				536.09	**538.06**	**1.97**	**0.28**	**163.40**	**164.00**	**0.60**	**9.53**
				538.06	540.03	1.97	0.12	164.00	164.60	0.60	3.96
				606.96	607.94	0.98	0.12	185.00	185.30	0.30	4.05
				626.97	**628.44**	**1.48**	**0.71**	**191.10**	**191.55**	**0.45**	**24.20**
				699.48	**702.76**	**3.28**	**1.34**	**213.20**	**214.20**	**0.99**	**46.00**
				1057.25	**1058.89**	**1.64**	**0.51**	**322.25**	**322.75**	**0.50**	**17.65**
MF-03-41	12283N / 8680E	-55 / 58	1276	46.92	48.56	1.64	0.09	14.30	14.80	0.50	3.15
				110.56	**111.88**	**1.31**	**0.15**	**33.70**	**34.10**	**0.39**	**5.12**
				295.60	**296.75**	**1.15**	**0.24**	**90.10**	**90.45**	**0.35**	**8.34**
				296.75	**298.88**	**2.13**	**0.16**	**90.45**	**91.10**	**0.64**	**5.45**
				571.19	**573.16**	**1.97**	**0.34**	**174.10**	**174.70**	**0.59**	**11.75**
				869.09	870.08	0.98	0.13	264.90	265.20	0.30	4.33
*MF-03-30A	11955N / 9070E	-55 / 53	1069	108.27	109.25	0.98	0.07	33.00	33.30	0.29	2.43
				133.86	134.84	0.98	0.06	40.80	41.10	0.30	2.02
				307.41	**308.40**	**0.98**	**1.93**	**93.70**	**94.00**	**0.29**	**66.10**
				308.40	309.94	1.54	0.06	94.00	94.47	0.46	2.14
				389.44	390.75	1.31	0.06	118.70	119.10	0.39	2.02
				529.86	530.84	0.98	0.08	161.50	161.80	0.30	2.59
				704.40	705.38	0.98	0.08	214.70	215.00	0.30	2.74
				789.70	**791.01**	**1.31**	**0.24**	**240.70**	**241.10**	**0.40**	**8.28**
				864.50	**866.14**	**1.64**	**0.23**	**263.50**	**264.00**	**0.50**	**7.93**
MF-03-34	12034N / 9175E	-70 / 53	347	**161.09**	**162.73**	**1.64**	**0.17**	**49.10**	**49.60**	**0.50**	**5.88**
				166.01	**167.32**	**1.31**	**0.27**	**50.60**	**51.00**	**0.39**	**9.10**
				167.32	**168.64**	**1.31**	**0.27**	**51.00**	**51.40**	**0.39**	**9.11**
				168.64	171.92	3.28	0.08	51.40	52.40	1.00	2.86
				230.64	232.28	1.64	0.08	70.30	70.80	0.50	2.66
				232.28	**233.60**	**1.31**	**1.11**	**70.80**	**71.20**	**0.40**	**38.20**
				233.60	236.38	2.79	0.06	71.20	72.05	0.84	2.07
				237.37	238.25	0.89	0.07	72.35	72.62	0.27	2.55
MF-03-36	12034N / 9175E	-53 / 58	351	**114.17**	**115.16**	**0.98**	**0.19**	**34.80**	**35.10**	**0.30**	**6.43**
				150.92	153.22	2.30	0.08	46.00	46.70	0.70	2.90
				153.22	154.86	1.64	0.09	46.70	47.20	0.50	3.21
				203.08	**204.56**	**1.48**	**0.33**	**61.90**	**62.35**	**0.45**	**11.35**
				257.55	**259.19**	**1.64**	**0.38**	**78.50**	**79.00**	**0.50**	**13.15**
				282.15	283.14	0.98	0.07	86.00	86.30	0.29	2.27
*MF-03-19	11476N / 9493E	-45 / 58	577	171.75	173.06	1.31	0.12	52.35	52.75	0.39	3.96
				225.23	**226.21**	**0.98**	**0.97**	**68.65**	**68.95**	**0.29**	**33.16**
				233.43	234.58	1.15	0.13	71.15	71.50	0.34	4.54
				293.80	294.78	0.98	0.09	89.55	89.85	0.29	3.17
				372.05	373.36	1.31	0.10	113.40	113.80	0.39	3.41

Note: Reported widths at MAC-1 are interpreted to be approximate true widths

HOLE ID	LOCATION	DIP/AZ	Length (ft)	From (ft)	To (ft)	Width (ft)	Au (oz/ton)	From (m)	To (m)	Width (m)	Au (g/tonne)
MAC-2 TARGET											
*MF-03-21	9200N / 9700E	-85 / 88	1407	296.59	298.29	1.71	0.10	90.40	90.92	0.51	3.59
				693.64	696.92	3.28	0.08	211.42	212.42	1.00	2.58
				726.28	728.22	1.94	0.11	221.37	221.96	0.59	3.75
				756.82	758.92	2.10	0.08	230.68	231.32	0.63	2.91
				761.32	763.55	2.23	0.10	232.05	232.73	0.67	3.37
				914.90	**916.14**	**1.25**	**0.97**	**278.86**	**279.24**	**0.37**	**33.33**
				916.14	**917.81**	**1.67**	**0.33**	**279.24**	**279.75**	**0.50**	**11.25**
				925.85	927.99	2.13	0.06	282.20	282.85	0.65	2.21
*MF-03-23	9200N / 9700E	-80 / 90	1082	286.48	287.53	1.05	0.06	87.32	87.64	0.31	2.07
				402.89	405.64	2.76	0.11	122.80	123.64	0.84	3.83
				620.57	622.77	2.20	0.09	189.15	189.82	0.67	3.13
				682.09	685.37	3.28	0.07	207.90	208.90	1.00	2.41
				694.72	**697.83**	**3.12**	**0.28**	**211.75**	**212.70**	**0.94**	**9.58**
*MF-03-26	9117N / 9673E	-85 / 90	1190	669.62	672.57	2.95	0.06	204.10	205.00	0.90	2.13
				792.65	794.36	1.71	0.12	241.60	242.12	0.52	4.08
MF-03-38	8940N / 9690E	-57 / 90	1515	**323.49**	**324.80**	**1.31**	**0.36**	**98.60**	**99.00**	**0.40**	**12.50**
				329.40	**330.38**	**0.98**	**0.37**	**100.40**	**100.70**	**0.29**	**12.70**
MAC-3 TARGET											
*MF-03-25	10590N / 11968E	-65 / 83	951	**175.69**	**177.72**	**2.03**	**0.52**	**53.55**	**54.17**	**0.62**	**17.75**
				177.72	181.00	3.28	0.14	54.17	55.17	1.00	4.67
				328.64	329.89	1.25	0.11	100.17	100.55	0.37	3.63
				329.89	331.36	1.48	0.07	100.55	101.00	0.45	2.39
				331.36	333.01	1.64	0.08	101.00	101.50	0.50	2.72
				545.44	546.59	1.15	0.06	166.25	166.60	0.34	2.06
				592.03	**594.23**	**2.20**	**1.92**	**180.45**	**181.12**	**0.67**	**65.80**
				608.27	610.40	2.13	0.06	185.40	186.05	0.65	2.09
*MF-03-27				no significant assays							
*MF-03-29	10556N / 11691E	-60 / 83	1345	167.65	169.95	2.30	0.11	51.10	51.80	0.69	3.67
				201.44	203.41	1.97	0.09	61.40	62.00	0.60	2.99
MF-03-33	10196N / 11765E	-75 / 58	1345	157.81	160.76	2.95	0.14	48.10	49.00	0.89	4.68
				208.33	211.61	3.28	0.11	63.50	64.50	1.00	3.90
				246.06	247.93	1.87	0.07	75.00	75.57	0.56	2.25
				253.51	256.23	2.72	0.09	77.27	78.10	0.82	3.10
				256.23	**257.87**	**1.64**	**0.30**	**78.10**	**78.60**	**0.50**	**10.30**
				736.55	**738.19**	**1.64**	**0.32**	**224.50**	**225.00**	**0.50**	**10.85**
				825.13	**826.77**	**1.64**	**0.16**	**251.50**	**252.00**	**0.50**	**5.64**
				826.77	**828.08**	**1.31**	**0.18**	**252.00**	**252.40**	**0.40**	**6.13**
				828.08	829.07	0.98	0.11	252.40	252.70	0.29	3.64
				1010.50	1013.78	3.28	0.07	308.00	309.00	1.00	2.43
MAC-4 TARGET											
MF-03-35				no significant assays							
MF-03-37	17228N / 6783E	-50 / 58	1010	208.01	209.97	1.97	0.08	63.40	64.00	0.60	2.77
				404.04	405.84	1.80	0.09	123.15	123.70	0.54	3.23
				494.42	**495.08**	**0.66**	**0.24**	**150.70**	**150.90**	**0.20**	**8.10**
				577.26	**579.07**	**1.80**	**0.50**	**175.95**	**176.50**	**0.55**	**17.30**
MF-03-37A	17228N / 6783E	-45 / 58	141	124.67	126.31	1.64	0.07	38.00	38.50	0.50	2.26
MF-03-40				no significant assays							

HOLE ID	LOCATION	DIP/AZ	Length (ft)	From (ft)	To (ft)	Width (ft)	Au (oz/ton)	From (m)	To (m)	Width (m)	Au (g/tonne)
MAC-5 TARGET											
MF-03-42	14951N / 7347E	-45 / 78	892	**314.96**	**317.59**	**2.62**	**0.36**	**96.00**	**96.80**	**0.79**	**12.25**
				577.43	578.90	1.48	0.06	176.00	176.45	0.44	2.01
				716.21	**717.85**	**1.64**	**0.30**	**218.30**	**218.80**	**0.50**	**10.15**
				717.85	**719.49**	**1.64**	**0.22**	**218.80**	**219.30**	**0.50**	**7.59**
OTHER TARGETS											
*MF-03-15	13033N / 7872E	-45 / 88	833	471.13	473.26	2.13	0.14	143.60	144.25	0.65	4.80
*MF-03-17	10530N / 10075E	-72 / 90	173	162.40	164.70	2.30	0.08	49.50	50.20	0.70	2.59
*MF-03-18	10528N / 10075E	-72 / 90	1125	129.59	131.23	1.64	0.09	39.50	40.00	0.50	3.09
				254.72	256.40	1.67	0.14	77.64	78.15	0.51	4.72
				362.86	364.50	1.64	0.06	110.60	111.10	0.50	2.18
				364.50	366.31	1.80	0.06	111.10	111.65	0.55	2.14
*MF-03-20				no significant assays							
*MF-03-22				no significant assays							
*MF-03-24	13174N / 8486E	-45 / 58	1712	689.96	691.11	1.15	0.06	210.30	210.65	0.35	2.11
*MF-03-28	13592N / 9745E	-50 / 73	994	301.35	304.59	3.25	0.08	91.85	92.84	0.99	2.66
				307.81	**311.09**	**3.28**	**0.21**	**93.82**	**94.82**	**1.00**	**7.08**
MF-03-31				no significant assays							
MF-03-32				did not reach target							
MF-03-39	12628N / 8326E	-50 / 58	1453	259.97	260.83	0.85	0.10	79.24	79.50	0.26	3.35
				435.53	437.99	2.46	0.09	132.75	133.50	0.75	2.92
				722.77	**724.41**	**1.64**	**0.19**	**220.30**	**220.80**	**0.50**	**6.62**
				1085.96	1088.58	2.62	0.06	331.00	331.80	0.80	2.01
MF-03-43	8998N / 10457E	-45 / 93	610	416.67	419.95	3.28	0.07	127.00	128.00	1.00	2.30
				483.60	**485.24**	**1.64**	**0.15**	**147.40**	**147.90**	**0.50**	**5.16**
MF-03-44	9334N / 10540E	-55 / 90	498	333.66	335.30	1.64	0.12	101.70	102.20	0.50	4.28
				338.91	340.55	1.64	0.13	103.30	103.80	0.50	4.45

* Previously reported results (April 3, 2003 news release)

Note: Gold Assays were by metallic screen fire assays carried out by ALS Chemex of Vancouver, B.C. Assays were carried out using 1/2 of sawn NQ2 core (50mm diameter). Industry standards and blanks were incorporated into each sample batch. McFinley project was carried out and supervised by Ian Russell, QP.

Note: Previously reported interval of 1 oz/ton over 2.33 feet in hole MF-03-21 at 453.58 to 455.91 feet was an error by ALS Chemex. Actual value is 0.003 oz/ton gold.